FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	______August_______________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
August 27, 2007	NEWS RELEASE 07-21	MAE - TSX MNG-AMEX

Miramar Reports Update on Doris North Feasibility

-Final Public hearing for water licence held August 13 – 14, 2007-

VANCOUVER – Miramar Mining Corporation today announced progress on the updated feasibility Study for Doris North Project and on the final public hearing held by the Nunavut Water Board on the water license application.

An update to the initial Doris North feasibility study announced in 2003 was expected to be announced in the second quarter of 2007. The two year Doris North project is scheduled to commence operations in the third quarter of 2008. It has become apparent to management that in order to allow the Company sufficient time to complete a feasibility study, environmental assessment, permitting and construction of Phase II to come on line without a production hiatus after Doris North, the mine life at Doris North must be extended. Consequently the scope of the updated Doris Feasibility study has been expanded to include additional production from the Doris Central zone. The study is now expected to be announced early in the fourth quarter of this year.

The expansion of the Doris North Project to incorporate the Doris Central resource is expected to at least double the operating life of the Doris North Project (once approved) and increase capital costs for the expanded project. As is typical in mining projects, rises in commodity prices, and modifications to the project over time, such as a need for longer life and larger equipment, will increase the Doris North capital and operating costs from those estimated in the 2003 feasibility study. However, management believes that the expanded Doris Project offers robust cash flow opportunities that will now extend longer than the originally contemplated two years. The inclusion of the Doris Central Zone will require an additional environmental assessment process. However, this process can occur simultaneously with commencement of production at Doris North once final permits are received.

Doris North and Doris Central host an indicated resource of 1,169m tonnes containing approximately 726,000 ounces of gold grading 19.3 g/t.

It is also anticipated that further additions to the mine plan will occur once underground at Doris. There are approximately 570,000 ounces of 14 g/t material in the Connector zone between Doris North and Doris Central. It is anticipated that once underground these extra ounces in the resource will be recovered as the mine workings drift through the Connector zone from Doris North to Doris Central. Doris Connector hosts an inferred resource of an estimated 1,270m tonnes containing approximately 569,000 ounces of gold grading 14 g/t. The Doris Vein system has been identified to extend over 4km and offers potential for significant future production.

Water Board Hearings

The final public hearing for the Doris North water license application was held by the Nunavut Water Board (“NWB”) in Cambridge Bay on August 13th and 14th, 2007. The Water Board indicated that their decision on the application would be forthcoming on or before September 17th, 2007. It is Miramar’s view that there was support for the Project proceeding under a water license from all of the intervening parties as well as the general public that participated in the hearing. The issues raised all appear to be issues that can be accommodated under the terms of a license if the NWB decides to recommend issuance of such a license.

Additional Information

All information previously released on the Hope Bay Project is available Miramar's website at http://www.miramarmining.com/.

About Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project in Nunavut, Canada.

Forward Looking Statements

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation of certain Provinces in Canada including, without limitation, statements relating to Miramar’s strategies, goals and objectives at the Hope Bay project, the timing and substance of the anticipated decision of the Nunavut Water Board and the expected results and timing of exploration and development work and timing of production. Estimates of mineral resources and reserves may also be deemed to be forward looking statements as they constitute a prediction on the mineralization that would be encountered if a deposit is developed and mined. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential,” “goal,” “objective,” “strategy,” or variations thereof or similar expressions or statements that events or conditions “will,” “would,” “may,” “could,” or “should” occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar’s operations; the timing and substance of the anticipated decision of the Nunavut Water Board and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   August 27, 2007